Exhibit 3.29

Series Gallery Drop 031, a Series of Otis Gallery LLC

Name of Series	Series Gallery Drop 031, a Series of Otis Gallery LLC (“Series Gallery Drop 031”).
Effective Date of Establishment	July 31, 2020.
Managing Member
Otis Wealth, Inc. was appointed as the Managing Member of the Series Gallery Drop 031 with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Gallery Drop 031 until dissolution of Series Gallery Drop 031 pursuant to Section 11.01(b) or its removal and replacement pursuant to Section 4.03 or ARTICLE X.

Initial Member	Otis Wealth, Inc.
Series Gallery Drop 031 Asset
The Series Gallery Drop 031 Asset shall be a painting by Katherine Bernhardt, Sneakers, Computers, Capri Sun acquired by Series Gallery Drop 031 as at the date of this Series Designation and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Gallery Drop 031 from time to time, as determined by the Managing Member in its sole discretion.

Asset Manager	Otis Wealth, Inc.
Asset Management Fee
Pursuant to the Asset Management Agreement, the Asset Manager is entitled to a Sourcing Fee as compensation for sourcing the Series Gallery Drop 031 Asset that is equal to 4.14% of the gross proceeds of the Initial Offering, which the Asset Manager may waive in its sole discretion.

Issuance	Subject to Section 6.03(a), the maximum number of Series Gallery Drop 031 Interests the Company can issue is 2,000.
Number of Series Gallery Drop 031 Interests held by the Managing Member
On the date hereof, Series Gallery Drop 031 hereby grants to the Managing Member a single Series Gallery Drop 031 Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Gallery Drop 031 Interests in connection with the subscription for and purchase by the Managing Member of at least 2.00% of the Series Gallery Drop 031 Interests being issued pursuant to such Initial Offering (the “Purchase”). Consideration for such initial issuance shall be paid in connection with, and at the time of, the Purchase.

Broker	North Capital Private Securities Corporation.
Brokerage Fee
1% of the purchase price of the Series Gallery Drop 031 Interests sold in the Initial Offering of the Series Gallery Drop 031 Interests (excluding the Series Gallery Drop 031 Interests acquired by the Managing Member).

Other Rights
Holders of Series Gallery Drop 031 Interests shall have no conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Gallery Drop 031 Interests.

Officers
There shall initially be no specific officers associated with Series Gallery Drop 031, although the Managing Member may appoint officers of Series Gallery Drop 031 from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.